SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

RHINO PRODUCTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76218E 10 7

(CUSIP NUMBER)

Ya Kun Song, President
Number 01 Commercial Street, Kuntai International Center,
Chaowai Road , Chaoyang District , Beijing, P.R. China 100020
212 561-3604

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  76218E 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Vast Glory Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.50%*
14	TYPE OF REPORTING PERSON CO

___________
*     Based upon 3,809,600 shares of the Issuer's common stock issued and outstanding as of December 9, 2009.

SCHEDULE 13D

CUSIP NO.  76218E 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ya Kun Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.50%*
14	TYPE OF REPORTING PERSON IN

___________
*     Based upon 3,809,600 shares of the Issuer's common stock issued and outstanding as of December 9, 2009.

Item 1. Security and Issuer

This statement relates to the purchase by the Reporting Person of 2,000,000 Shares of the common stock, $.001 par value (the "Shares"), of Rhino Productions, Inc.(the "Issuer"), having its principal executive offices at Number 01 Commercial Street, Kuntai International Center, Chaowai Road, Chaoyang District, Beijing, P.R. China 100020.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Vast Glory Holdings Limited(the "Reporting Person"). Ya Kun Song(the "Control Person") controls the Reporting Person, owning all of its issued and outstanding capital stock and serving as the sole officer (President) and director of the Reporting Person.

      (b) The business address of the Reporting Person and the Control Person is Number 01 Commercial Street, Kuntai International Center, Chaowai Road, Chaoyang District, Beijing, P.R. China 100020.

      (c) The Reporting Person's principal business is that of investing in other business entities. Prior to becoming a director and officer of the Reporting Person, the Control Person's principal business conduct was in the food processing industry in China.

      (d) Neither the Reporting Person nor the Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person nor the Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of the Control Person, constituting all of the Reporting Person's officers and directors, is the People’s Republic of China.

Item 3. Source and Amount of Funds

      The source of the funds, in the aggregate sum of $132,000, used by the Reporting Person to acquire the Shares to which this statement relates was working capital.

Item 4. Purpose of Transaction

      The Reporting Person purchased the Shares, constituting a controlling interest in the Issuer, with the intention of using the Issuer as a vehicle to acquire the business operations of a third party or to be acquired by an operating business entity (either, a "Business Transaction").

      (a) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Immediately following purchase of the Shares, Ronald Brigham appointed the Control Person as a member of the Board, to serve until her successor is elected and qualified or upon her earlier death, resignation or removal pursuant to the Issuer's by-laws. Ronald Brigham resigned, leaving the Control Person as the sole remaining director. The Control Person intends to fill the vacancy on the Board created by those resignations in accordance with the Issuer's by-laws.

      (e) Except for the change of control which resulted from the purchase of the Shares by the Reporting Person and for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) Except for the proposed Business Transaction as it relates to the Reporting Person and the Control Person, neither the Reporting Person nor the Control Person named in this statement has any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) Neither the Reporting Person nor the Control Person has any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Following purchase of the Shares, the Reporting Person owns an aggregate of 2,000,000 shares of the Common Stock, constituting 52.50% of the issued and outstanding shares of the Issuer's Common Stock based upon the 3,809,600 shares of Issuer's Common Stock issued and outstanding as of December 9, 2009. The Control Person may be deemed a beneficial owner of the Shares for purposes of this statement by virtue of her control of the Reporting Person, in her capacity as the sole owner, director and officer of the Reporting Person.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares, except that the Control Person may be deemed to have the power to direct the vote or disposition thereof by virtue of her control of the Reporting Person.

      (c) Neither the Reporting Person nor the Control Person has effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that the Controlling Person may be deemed to have the power to direct the receipt of either dividends or proceeds by virtue of her control of the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Neither the Reporting Person nor the Control Person has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

      As disclosed under Item 4(d) above, the Control Person was appointed a director of the Issuer and nominated and elected as President of the Issuer on November 9, 2007.

Item 7. Material to be filed as Exhibits

      None

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2009	VAST GLORY HOLDINGS LIMITED

	By:	/s/ Ya Kun Song
Ya Kun Song, President

/s/ Ya Kun Song
Ya Kun Song